UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 6, 2019

ESTRE AMBIENTAL, INC.

4509, Avenida Brigadeiro Faria Lima Avenue, 8th Floor

Vila Olĺmpia

São Paulo

04538-133—SP

Brazil

+55 11 2124 3100

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 6, 2019, Estre Ambiental, Inc. (the “Company”) issued a press release relating to the execution by the Brazilian Federal Police of a search warrant against the Company on January 31, 2019 and related matters. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2019

ESTRE AMBIENTAL, INC.

By:	/s/ Sergio Pedreiro
	Name:	Sergio Pedreiro
	Title:	Chief Executive Officer

EXHIBIT INDEX

99.1	Notice to Market

1